                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.       Name and Address of Reporting Person*

               Agway Inc. (1)
         -----------------------------------------------------------------------
                (Last)                 (First)                       (Middle)

               333 Butternut Drive
         -----------------------------------------------------------------------
                                    (Street)

               DeWitt                New York                        13214
         -----------------------------------------------------------------------
               (City)                (State)                         (Zip)


2.       Date of Event Requiring Statement (Month/Day/Year)        1/11/99
                                                             -------------------

3.       IRS Identification Number of Reporting Person
             if an Entity (Voluntary)                            15-0277720
                                                             -------------------

4.       Issuer Name and Ticker or
             Trading Symbol             Planet Polymer Technologies, Inc. (POLY)
                                        ----------------------------------------

5.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

             Director       Officer            X  10% Owner    X  Other
         ---            ---                   ---             ---
                           (give title below)                    (specify below)

               Member of 13d group owning more than 10%. (1)
         -----------------------------------------------------------------------

6.       If Amendment, Date of Original (Month/Day/Year)        N/A
                                                         -----------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)

                Form Filed by One Reporting Person
         ----
           X    Form filed by More than One Reporting Person
         ----

*If this  Form is  filed by more  than one  Reporting  Person,  See  Instruction
5(b)(v).



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

              TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------
1.   Title               2.   Amount of                  3.   Ownership Form:           4.   Nature of
     of                       Securities Beneficially         Direct (D) or                  Indirect Beneficial
     Security                 Owned (Instr. 4)                Indirect (I) (Instr. 5.)       Ownership (Instr. 5)
-----------------------------------------------------------------------------------------------------------------
Common Stock,
No Par Value                  1,000,000 shares                D (AHI) (1)                    I (Agway and AFC) (1)






Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


                TABLE II-DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------
1.   Title of Derivative Security     2.   Date Exercisable and                3.   Title and Amount of Securities
     (Instr. 4)                            Expiration Date                          Underlying Derivative Security
                                           (Month/Day/Year)                         (Instr. 4)
                                      ----------------------------------------------------------------------------
                                                                                                    Amount or
                                      Date                Expiration                                Number of
                                      Exercisable         Date                 Title                Shares
------------------------------------------------------------------------------------------------------------------
Common Stock                                                                   Common Stock,
Purchase Warrants                     1/11/99 (2)         1/11/01 (2)          No Par Value         2,000,000



------------------------------------------------------------------------------------------------------------------
4.   Conversion or Exercise           5.   Ownership Form of                   6.   Nature of Indirect Beneficial
     Price of Derivative                   Derivative Security:  Direct             Ownership    (Instr. 5)
     Security                              (D) or Indirect (I) (Instr. 5)
------------------------------------------------------------------------------------------------------------------
                                           D (AHI) (1)                              See Note (1) which describes
     $1.00/share                           I (Agway and AFC) (1)                    relationship between parties






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Explanation of Responses:

(1) This Form is filed on behalf of (i) Agway Inc., a Delaware corporation ("Agway"); (ii) Agway Financial Corporation (IRS Identification Number 06-1174232), a Delaware corporation and wholly owned subsidiary of Agway ("AFC"); and (iii) Agway Holdings Inc. (IRS Identification Number 06-1174231), a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons." All securities reported herein are owned directly by AHI.

(2) The Warrant Shares are exercisable on the following terms: for a period of twelve (12) months following the date of the acquisition of the Shares, AHI will have the right to purchase up to all or any part of 2,000,000 Warrant Shares. After the expiration of the first twelve (12) month period, and for the twelve
(12) month period immediately thereafter, and provided that AHI had acquired at least 1,000,000 Warrant Shares during the first twelve (12) months following the initial acquisition of the Shares, AHI shall have the right to purchase up to all or any part of the Warrant Shares not acquired by AHI prior to the expiration of the previous twelve (12) month period. AHI may transfer the Warrant to any of its subsidiaries or affiliates.

January 15, 1999


                  /s/ Peter J. O'Neill
                      --------------------------
                      Agway Inc.
                      by:  Peter J. O'Neill
                           Senior Vice President
                           Finance & Control


                  /s/ Peter J. O'Neill
                      ------------------------------
                      Agway Financial Corporation
                      by:  Peter J. O'Neill
                           Vice President & Director


                  /s/ Peter J. O'Neill
                      ------------------------------
                      Agway Holdings Inc.
                      by:  Peter J. O'Neill
                           Vice President & Director


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).